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                                 Exhibit 2.2


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                           STOCKHOLDER'S AGREEMENT

                                      OF

                              ANGUS CORPORATION

     THIS STOCKHOLDER'S AGREEMENT is made and entered into to be effective the 31st day of July, 1997, by and among Angus Corporation, a Delaware corporation (the "Corporation"); Barry Lotz ("Lotz"), individually and as trustee, residing at 5721 Caminito Empresa, La Jolla, California; C. Douglas Freeland ("Freeland"), residing at 8130 La Mesa Boulevard, Suite 155, La Mesa, California 91941; D & B Asset Management ("D&B"), a General Partnership located at 6965 El Camino Real, Suite 105-402, Carlsbad, California 92009, and Robert L. Wagaman ("Wagaman"), the managing partner of D&B, with reference to the following facts:

                                   RECITALS

     A. Asset Retrieval Services, Inc. ("ARS") has entered into an Agreement and Plan of Reorganization (the "Plan") with the Corporation pursuant to which shares of Common Stock of ARS have been exchanged for Shares at the rate of
16.6 Shares for each share of ARS Common Stock (the "Exchange Rate").

     B. Lotz is the original holder of all of the 371,429 founding shares of ARS, and had orally agreed to transfer certain shares of ARS set forth in Column 1 below subject to the terms set forth in this Agreement. Lotz has exchanged the ARS shares for shares and has directed the Corporation to issue the Shares received in the Exchange in the denominations listed in Column 2. Lotz has indicated to the Corporation he will deliver certificates for such Shares to each other Stockholder upon execution of this Agreement by the respective Stockholder.


                                      1                    2
                                     ARS              Corporation
              Name                  Shares               Shares
    --------------------------- ------------------ ----------------------

    Freeland                              100,286              1,664,748
    D&B                                   100,286              1,664,748
    Barry Lotz, trustee for
      Paul Nicholson                       37,142                616,557


         133,715 shares of Common Stock of ARS, equivalent to 2,219,669 Shares of the Corporation, are being retained by Lotz. In addition, ARS is offering up to 200,000 shares in a private offering at $5.00 per share, of which 25,456 shares have been sold and 174,544 shares are reserved for issuance to the Stockholders; 422,570 Shares will be issuable to persons who have subscribed

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to date in the ARS offering; 2,897,430 Shares are reserved for issuance to future subscribers in the ARS offering who may exchange their ARS Shares for Corporation Shares at the Exchange Rate; and 10,014,278 Shares are reserved for issuance by the Board of Directors of the Corporation for such lawful consideration as the Board may determine.

     C. The parties hereto, other than the Corporation, are the Original Stockholders desire to insure the continuity of the business of the Corporation and to promote their mutual interests and the interests of the Corporation by imposing reasonable restrictions on, and making certain arrangements with respect to, the disposition of the shares of the Corporation held by them.

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants hereinafter contained, the parties hereto agree as follows:

                                  ARTICLE I

                                 DEFINITIONS

         For the purposes of this Agreement, the following terms shall have the meanings indicated:

         1.1 Agreed Value. "Agreed Value" shall mean the sum of (a) twelve
(12) times the average per quarter Earnings of the previous four (4) fiscal quarters or such number of quarters as the Corporation shall have been in business if less than four (4), plus (b) eight (8) times the average per quarter Earnings of the next preceding eight (8) quarters or, if less than eight (8) quarters, such number of preceding quarters as the Corporation and Preferred Shares issued and outstanding.

         1.2 Dispose Of. "Dispose Of" shall mean sell, assign, transfer, grant an option with respect to, pledge, hypothecate, make gifts of or in any manner whatsoever dispose of or encumber, whether voluntarily, involuntarily or by operation of law.

         1.3 Earnings. "Earnings" shall mean the net profit of the Corporation, as compiled by the Corporation in the manner used for preparation of its federal income tax return, prior to the accrual of corporate level income taxes, In the event that Earnings shall be reviewed or audited by independent certified public accountants, the net profit as so reviewed or audited and approved by such accountant shall be used. In the event that the provisions of this Agreement require that Earnings be determined for a period other than a period considered by such accountants, the Earnings as certified by such accountants shall be considered to have been earned equally in each quarter of such period. In the event that Earnings shall be required to e determined as of the end of any period other than a period which ends at the end of a fiscal year, the Earnings for that portion of such period since the end of the most recently ended fiscal year shall be approved by independent certified public accountants with the same degree of professional review, if any, as applied to the financial statements of the Corporation as of such most recent fiscal year.

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         1.4 Permitted Transferees. "Permitted Transferees" shall mean the persons, other than the Corporation or the Original Stockholders, who may become transferees of Shares by reason of any disposition made pursuant to Paragraph 3.2 hereof.

         1.5 Market Value. "Market Value" shall mean the average closing price of the Company's Common Stock on the principal exchange on which such securities are traded (inclusive of the NASDAQ Stock Market for this purpose) for the five (5) trading days immediately prior to the date as of which such determination is made. In the event that no such trading has been reported. Market Value shall be deemed to be the Agreed Value.

         1.6 Shares. "Share" or "Shares" shall mean the capital stock of the Corporation as presently constituted and any stock or other securities of the Corporation hereafter issued in respect of such capital stock by reason of any merger, consolidation, sale of assets, stock dividend, stock subdivision or combination , reclassification, reorganization, recapitalization or otherwise.

         1.7 Stockholder. As used in this Agreement, "Stockholder" shall mean any person, other than the Corporation, who is or becomes a party to this Agreement, notwithstanding that persons not signatory to this Agreement may acquire common stock of the Corporation through a public offering or otherwise. Original Stockholder shall mean Lotz, Freeland, and D&B or any other Stockholder designated as such by the Original Stockholders.

         1.8 Termination. "Termination" shall mean the discharge, with or without cause, or the voluntary resignation or withdrawal of a party to this Agreement, other than the Corporation, who is then receiving or accruing salary or other compensation from the Corporation for personal services, whether as an employee or consultant, full time or part time, and whether or not pursuant to any employment or consulting contract. The term "Cause" shall be as defined in such party's employment or consulting agreement with the Corporation, as the case may be, if any. In any event, Cause shall include a breach of this Agreement. It is contemplated that nothing contained herein shall be deemed to create any such employment or consulting contract nor to imply any obligation on the part of the Corporation to employ, engage or compensate any such person. For purposes of this Paragraph 1.8, the Termination of Robert L. Wagaman ("Wagaman") shall be deemed to be the Termination of D&B. It is anticipated that Lotz, Freeland, and Wagaman will devote substantial time and effort to Corporation business in general and will, in particular, provide those services as set forth in Article VIII.

         1.9 Total Permanent Disability. "Total Permanent Disability" shall mean a Stockholder's inability to perform the material duties of the position he or she holds with the Corporation and for which he or she is reasonably fitted by training, education or experience, and from which condition recovery is unlikely, in the written opinion addressed to the Corporation of one or more practicing physicians licensed to practice medicine in the state in which such Stockholder resides (other than a physician Stockholder or any physician with whom he or she is professionally associated). For purposes of this paragraph 1.9, The Total Permanent Disability of Wagaman shall be deemed to be the Total Permanent Disability of D&B.

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                                  ARTICLE II

                              TERM OF AGREEMENT

         This Agreement and all restrictions on the Shares created hereby shall commence on the date hereof and shall terminate without further action on the fist occurrence of any of the following events:

         2.1 Single Stockholder. A single Stockholder becoming the owner of all of the outstanding Shares which are then subject to this Agreement.

         2.2 Written Agreement. The execution by the Corporation and Stockholders owning more than two-thirds of the outstanding Shares then subject to this Agreement of a written instrument which terminates this Agreement.

         2.3 Dissolution.  The liquidation and dissolution of the Corporation.

         2.4 Temporal Limitation.  At the close of business on July 31, 1998.


                                 ARTICLE III

                            TRANSFER RESTRICTIONS

         3.1 Restrictions on Transfer. No Stockholder shall Dispose Of any Shares, except as expressly permitted by, and in compliance with, the terms and previsions of this Agreement. Any other purported disposition shall be void.

         3.2 Permitted Transfer. Notwithstanding the provisions of Paragraph
3.1 above, any Stockholder may, at any time and from time to time, Dispose Of any Shares (a) to the Corporation, (b) to any one or more of the other Stockholders, and (c) to any other person with the prior written consent of each of the other Stockholders; provided that the Shares subject to any such disposition shall be and remain subject to all of the terms and provisions of this Agreement and provided further that it shall be a condition to any such disposition that concurrently therewith (i) the Corporation and each of the other Stockholders shall be notified in writing of the number of shares Disposed Of, the name and address of each transferee or donee thereof and the date and manner of such disposition, and (ii) each transferee or donee who is not a party to this Agreement shall become a party to this Agreement and agree in writing to e bound by all the terms an provisions of this Agreement in the same manner as the transferror or donor Stockholder was bound.

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                                  ARTICLE IV

                   TERMINATION, TOTAL PERMANENT DISABILITY,
                      DIVORCE OR DEATH OF A Stockholder


         4.1 Corporation Right of First Refusal. In the event of the Termination, Total Permanent Disability or death of an Original Stockholder, the Corporation shall have the first right and option, but not the obligation, to purchase from the Original Stockholder, or from his or her guardian, conservator or other legal representatives or from the estate of the deceased Stockholder, as the case may be, and from his Permitted Transferees, all or a portion of the Shares held by them at a price per Share equal to the Market Value (but in any event no less than $.25 per share) as of the date of such Termination. Total Permanent Disability or death and upon the other terms and conditions set forth herein, with payment to be made in accordance with the provisions of Article VII, provided the Corporation gives written notice to such Stockholder and/or such legal representatives and Permitted Transferees of its election to purchase such Shares within ninety (90) days after the date of such Termination, Disability or death, which notice shall also specify the number of Shares to be purchased by the Corporation. Upon exercise of such right and option, the Corporation shall, subject to the provisions of Article VI, become obligated to purchase, and such legal representatives and Permitted Transferees shall become obligated to sell, the number of Shares stated in the Corporation's notice. If the foregoing option is not exercised within the time permitted for the exercise thereof, then said option shall automatically expire and lapse.

         4.2 Stockholder's Right to Purchase/Agreed or Market Value. If the Corporation does not elect, as provided in Paragraph 4.1, to purchase all of the Shares held by the legal representatives of the deceased, Terminated or Disabled Stockholder and his Permitted Transferees, then each of the other Stockholders shall have the second right and option, but not the obligation, to purchase that portion of such Shares that the Corporation has not elected to purchase at a price per Share equal to the value at which the Company had such option and upon the other terms and conditions set forth herein, with payment to be made in accordance with the provisions of Article VII. Such second option by the other Stockholders shall be in the proportion that the number of Shares owned by each bears to the total number of Shares owned by all of the other Stockholders, with successive proration among those other Stockholders desiring to exercise the second option, or in such different proportions as the other Stockholders desiring to exercise the second option may agree among themselves. Each Stockholder who elects to purchase Shares as provided in this Paragraph 4.2 shall give written notice to such legal representatives and/or permitted Transferees, as the case may be, of his exercise of such second option within ninety (90) days after the expiration of the ninety (90) day period referred to in Paragraph 4.1, which notice shall also specify the number of Shares which such Stockholder giving the notice elects to purchase. Upon exercise of such right and option, the Stockholders exercising the same shall become obligated to sell, the number of Shares stated in the Stockholder's notice. If the foregoing option is not exercised within the time permitted for the exercise thereof, then said option shall automatically expire and lapse.

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         4.3 First Option of Spouse After Marital Dissolution/Agreed Value. In
the event that Wagaman or Freeland marry and such marriage is subsequently dissolved, they shall notify the Corporation and the other Stockholders of such dissolution within thirty (30) days following the entry of the order of dissolution. Such Stockholder shall have the first right and option, but not obligation, to purchase from his spouse all or a portion of the Shares held by such spouse as her separate or community property, if any, at a price per share equal to the Market Value on the date of he entry of the order of dissolution, with payment to be made in accordance with the provisions of
Article VII, provided such Stockholder gives written notice to his spouse of his election to purchase such Shards within ninety (90) days after the date of entry of the decree of dissolution, which notice shall also specify the number of Shares to be purchased by such Stockholder. Upon exercise of such right and option, such Stockholder shall become obligated to purchase, and such spouse shall become obligated to sell, the number of Shares stated in such Stockholder's notice. If the foregoing option is not exercised within the time permitted for the exercise thereof, then said option shall automatically expire and lapse.

     4.4 Second Option of Corporation After Marital Dissolution. If such Stockholder does not elect, as provided in Paragraph 4.3, to purchase all of the Shares held by his spouse, then the Corporation shall have the second right and option, but not the obligation, to purchase that portion of such Shares that such Stockholder has not elected to purchase at the price per Share equal to the Market Value on the date of the entry of the dissolution order and upon the other terms and conditions set forth herein, with payment to be made in accordance with the provisions of Article VII, provided the Corporation gives written notice to such spouse of its elections to purchase such Shares within sixty (60) days after the expiration of the ninety (90) day period referred to in Paragraph 4.3, which notice shall also specify the number of Shares to be purchased by the Corporation. Upon exercise of such right and option, the Corporation shall, subject to the provisions of Article VI, become obligated to sell, the number of Shares stated in the Corporation's notice. If the foregoing option is not exercised within the time permitted for the exercise thereof, then said option shall automatically expire and lapse.

     4.5 Third Option of Other Stockholders After Marital Dissolution. If the Corporation does not elect, as provided in Paragraph 4.4, to purchase all of the Shares that such Stockholder has not elected to purchase, then each of the other Stockholders shall have the third right and option, but not the obligation, to purchase that portion of such Shares that neither such Stockholder nor the Corporation has elected to purchase, at the price per Share equal to the Market Value on the date of the entry of the dissolution order and upon the other terms and conditions set forth herein, with payment to be made in accordance with the provisions of Article VII. Such third option by the other Stockholders shall be in the proportion that the number of Shares owned by each bears to the total number of Shares owned by all or he other Stockholder, with successive proration among those other Stockholders desiring to exercise the third option, or in such different proportions as the other Stockholders desiring to exercise the third option may agree among themselves. Each Stockholder who elects to purchase Shares as provided in this Paragraph
4.5 shall give written notice to such spouse of his exercise of such third option within thirty (30) days after the expiration of the sixty (60) day period referred to Paragraph 4.4,


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which notice shall also specify the number of Shares which such Stockholder giving the notice elects to purchase. Upon exercise of such right and option, the Stockholders exercising the same shall become obligated to purchase, and such spouse shall become obligated to sell, the number of Shares stated in the Stockholder's notice. If the foregoing option is not exercised within the time permitted for the exercise thereof, then said option shall automatically expire and lapse.


                                  ARTICLE V

                            RIGHT OF FIRST REFUSAL

         5.1 Corporation Right of First Refusal. If at any time after the date hereof any Stockholder desires to Dispose Of any or all Shares held by him, other than as permitted pursuant to Paragraph 3.2, such Stockholder (the "Offering Stockholder") shall first be required to obtain a bona fide written offer from a third party for the purchase for cash of all or such part of his Shares. Such Stockholder shall then give a written notice (the "Notice") to the Corporation and the other Stockholders (a) advising them that he or she has obtained a bona fide offer in writing for the purchase of all or a specified number of his Shares (the "Offered Shares"), which offer he or she is ready and willing to accept, (b) stating the name and address of the proposed purchaser and describing the principal occupation or business of the proposed purchaser and (c) enclosing a true copy of the bona fide offer, signed by the proposed purchaser, containing the price, terms and conditions of the propose purchase, The Corporation shall have the first option, but not the obligation, to purchase all or, subject to Paragraph 5.4, a portion of the Offered Shares at the price and upon the terms and conditions as specified in the bona fide offer enclosed with the Notice, provided the Corporation gives written notice to the Offering Stockholder of its election to purchase within thirty (30) days after the Corporation receives the Notice. The notice from the Corporation shall specify the number of Offered Shares to be purchased pursuant to the exercise of such option.

         5.2 Stockholder's Right to Purchase. If the Corporation does not elect, as provided in Paragraph 5.1, to purchase all of the Offered Shares, then each of the other Stockholders shall have the second right and option, but not the obligation, to purchase from the Offering Stockholder that part of the Offered Shares that the Corporation has not elected to purchase at a price and upon the same terms and conditions as specified in the boa fide offering enclosed with the Notice. Such second option by the other Stockholders shall be in the proportion that the number of Shares owned by all of the non-offering Stockholders, with successive proration among those other Stockholders desiring to exercise the second option, or in such different proportions as the other Stockholders desiring to exercise the second option may agree among themselves. Each Stockholder who elects to purchase Offered Shares as provided in this Paragraph 5.2 shall give written notice of such election to the Offering Stockholder and to the other Stockholders within sixty (60) days after the receipt of the Notice by the Corporation. Each such notice shall specify the number of Offered Shares which the Stockholder giving the notice elects to purchase.


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         5.3 Obligation to Sell. The Corporation and each Stockholder giving such notice of election to purchase pursuant to Paragraph 5.1 or 5.2, respectively, shall be obligated severally and not jointly to purchase from the Offering Stockholder and the Offering Stockholder, provided the Corporation, such other Stockholders, or a combination of the Corporation and such other Stockholders elect to purchase all of the Offered Shares, shall be obligated to sell to the Corporation, such other Stockholders, or the Corporation and such other Stockholder, as the case may be , the number of Offered Shares stated therein, at the price and upon the terms and conditions determined pursuant to Paragraphs 5.1 and 5.2.

         5.4 Permitted Transfer Upon Failure to Buy All Shares. If an Offering Stockholder gives Notice as provided in Paragraph 5.1 and the Corporation and the other Stockholders do not elect, pursuant to Paragraphs 5.1 and 5.2, to purchase all of the Offered Shares, then the Offered Shares may be sold, subject to any applicable securities laws, during the thirty (30) day period following the expiration of the option period set forth above to the proposed purchaser designated in the Offering Stockholder's Notice at a price no lower than the price and on terms no more favorable to the proposed purchase than those set forth in the Notice; provided, however, that (a) the shares subject to any such sale shall be and remain subject to all of he terms and provisions of this Agreement; and (b) the purchase thereof shall agree in writing to be legally bound hereby in the same manner as the offering Stockholder was bound. If, however, the Offering Stockholder does not complete such sale within said thirty (30) day period, no such Shares shall thereafter be Disposed Of without first being re-offered to the Corporation and the other Stockholders in accordance with the foregoing provisions of this Article V.

         5.5 No Pre-emptive Right. Notwithstanding any provision in this Agreement to the contrary, this Agreement does not confer upon any Stockholder a pre-emptive right to subscribe for or purchase Shares of the Corporation.


                                  ARTICLE VI

                    LIMITATION ON PURCHASES BY CORPORATION

         Notwithstanding any other provision of this Agreement, the Corporation shall not have the obligation or right to purchase any Shares except out of funds legally available therefor. If, at the time the Corporation is obligated or desires to purchase any Shares pursuant to Articles III, IV, or V, it shall have insufficient retained earnings or shall other wise be unable to comply with applicable laws relating to the purchase by a corporation of its own Shares, all Stockholders each hereby agree to vote their Shares to take such corporate action, to the fullest extent permitted by law, as shall be necessary to permit such purchase, including but not limited to, such action as may be permitted by law to reduce the capital of the Corporation or to revalue its assets so as to increase its surplus to the extent necessary to permit the Corporation to purchase all or as many of the Shares it is obligated or desires to purchase.


                                 ARTICLE VII


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                    FALLBACK METHOD OF PAYMENT AND CLOSING

         7.1 Applicability of Fallback Terms and Conditions. In the absence of an agreement or agreements to the contrary which would suffice otherwise as an amendment or amendments to this Agreement, the terms and conditions of any Dispostiion of Shares shall be determined in accordance wit the provisions of this Article VII.

         7.2 Terms and Conditions. In the absence of an agreement to the contrary in a form which would suffice otherwise suffice as an amendment to this Agreement, the Corporation and each Stockholder, if any, purchasing Shares pursuant to Articles IV or V ("Buyer") shall pay for such Shares as follows:

                  7.2.1 Payment of Down Payment. On the Closing Date (hereinafter defined in Paragraph 7.4), the seller of the Shares shall receive in cash or by certified, bank or cashiers check(s) payable to the order of such seller, an amount equal to the greater of (i) the Down Payment (hereinafter defined in Subparagraph 7.2.4) or (ii) in the case of a purchase by the Corporation under Paragraph 4.1 such seller's "proportionate share" of the total death benefits, if any, paid or payable to the Corporation under all life insurance policies covering the life of the deceased Stockholder of which the Corporation was or is the owner and beneficiary, provided that the amount payable to such seller by the Corporation shall not exceed the purchase price of the Shares being sold by such seller to the Corporation. The term "proportionate share" shall mean an amount equal to that proportion of the total death benefits paid or payable as aforesaid which the number of Shares being sold by such seller to the Corporation bears to the total number of Shares owned by the deceased Stockholder and his or her Permitted Transferees at the time of his or her death.

                  7.2.2 Payment of Remainder of Purchase Price. On the Closing Date, the Buyer shall deliver to the seller of the Shares a negotiable promissory note payable to the order of such seller in the principal amount equal to the balance, if any, of the purchase price for the Shares being sold by such seller to the Buyer. Each such promissory note (hereinafter called a "Note") shall (i) be dated as of the Closing Date, (ii) bear interest at the rate per annum of, and which shall vary with, the prime lending rate then offered by Bank of America from the Closing Date, (iii) be payable in consecutive monthly installments of principal and interest so as to fully amortize the Note over the Term (hereinafter defined in Subparagraph 7.2.4),
(iv) be prepayable at the option of the Buyer, at any time in whole or from time to time in part, without penalty or premium, (v) contain an acceleration clause permitting the holder to declare the remaining balance due and payable in the event of default in the payment of any installment of principal or interest for more than five (5) days after the same is due and (vi) contain a provision for the payment of attorneys' fee in the event the holder refers the note to an attorney for collection, whether or not suit is brought thereon, and (vii) be secured by a pledge of the Shares sold.

                  7.2.3 Effect of Third Party Offer. In the case of a purchase under Article V at the price and upon the terms offered by a third party, the price and terms of payment shall be governed by the third party offer.


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                  7.2.4 Down Payment/Term/Effective Evaluation. For purposes of Paragraph 7.2, the initial payment (the "Down Payment") to be made to the selling Stockholder and the term (the "Term") over which the remainder of the purchase price shall be paid are dependent upon the "Effective Valuation", which shall b equal to the purchase price per Shares to the selling Stockholder multiplied by the total number of issued and outstanding Shares as follows:

                      a. If the Effective Valuation is more than One Million Dollars ($1,000,000.00), the Down Payment shall be fifty percent (50%) of the total purchase price and the Term shall be three (3) years.

                      b. If the Effective Valuation is more than One Million Dollars ($1,000,000.00) and less than or equal to Two Million Dollars ($2,000,000.00), the Down Payment hall be forty percent (40%) of the total purchase price and the Term shall be four (4) years.

                      c. If the Effective Valuation is more than Two Million Dollars ($2,000,000.00) and less than or equal to Five Million Dollars ($5,000,000.00), the Down Payment shall be thirty percent (30%) of the total purchase price and the Term shall be five (5) years.

                      d. If the Effective Valuation is more than Five Million Dollars ($5,000,000.00) and less than or equal to Ten Million Dollars ($10,000,000.00), the Down Payment shall be twenty percent (20%) of the total purchase percent price and the Term shall be five (5) years.

                      e. If the Effective Valuation is more than Ten Million Dollars ($10,000,000.00), the Down Payment shall be ten percent (10%) of the total purchase price and the Term shall be six (6) years.


                  7.3 Corporation Right of Offset. Notwithstanding any other provision of this Agreement, the Corporation may offset from the purchase price paid by it for any Shares under this Agreement the liquidated portion of any amount owed to the Corporation by the selling Stockholder whose Shares are being purchased by the Corporation.

                  7.4 Time and Place of Closing. The closing of any purchase and sale of Shares pursuant to this Agreement (the "Closing") shall take place at 10:00 am, local time, on the forty-fifth (45th) business day after the date of giving written notice of election under Article IV or V, at the principal office of the Corporation, or at such different time , date or place as the parties to such purchase and sale agree in writing. The day of any such Closing is herein called the "Closing Date".

                  7.5 Closing Documents. At any Closing under this Agreement, the following instruments and documents shall be executed and delivered:


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                  7.51 Selling Stockholder Delivery. The selling Stockholder shall deliver to the Buyer the stock certificates representing the Shares being purchased and sold, free and clear of any and all security interests, liens, pledges, adverse claims, shareholders' agreements, voting trusts, preemptive rights and other encumbrances, other than those created by this Agreement, and duly endorsed for transfer to the Buyer or accompanied by stock powers duly endorsed for transfer tax stamps, if required, affixed thereto or payment therefor provided for.

                  7.52 Buyer's Payment. The Buyer shall make payment for the Shares purchased and sold pursuant to Paragraph 7.2.

                  7.53 Resignation of Selling Officer or Director. Any selling Stockholder who shall be an officer and/or a director of the Corporation shall, unless he or she will remain a Stockholder of he Corporation, deliver to the Corporation his or her written resignation as such officer and/or director effective on the Closing Date.

                  7.54 Other Documents. Any and all other documents and instruments which may be reasonably required by any party to such purchase and sale in order to carry out the intent and purposes of this Agreement.


                                 ARTICLE VIII

                              OPERATIONS; PROXY

         8.1 Ratification: Rights of First Refusal. The Stockholders shall cause the Corporation to complete the formalities necessary to ratify the acts undertaken for and on behalf of the Corporation in furtherance of the plans set forth in the Recitals and shall thereafter pursue in good faith the objectives set forth therein. The Corporation shall have the right of first review for the period of 72 hours and the right for a period of 72 hours to enter into a contract to purchase and close a contract to purchase any portfolio of loans of which any of the Stockholders or Wagaman become aware during the term of this Agreement.

         8.2 Directors. The Stockholders shall vote their Shares to elect the following as directors of the Corporation:

                             Barry Lotz
                             C. Douglas Freeland
                             Robert L. Wagaman

In the event that holders of the Corporation's stock other than parties to this Agreement vote at any election of directors, the Stockholders agree to vote their shares so that Lotz is elected a director in preference to Freeland and Freeland is elected a director in preference to Wagaman.

             Officers. Provided any two of the directors specified in  Paragraph
8.2 are elected, the following persons shall be appointed to the offices indicated:

Barry Lotz                                  President and Chief Executive
                                                      Officer
C. Douglas Freeland                         Vice President-Acquisition
Robert L. Wagaman                           Vice President-Operations

The Chief Financial Office and Secretary of the Corporation shall be elected from nominees proposed by Lotz. This Paragraph 8.3 shall not be construed to restrict the right of the Corporation to terminate any officer or employee for cause nor to require the election of a person who has terminated his or her employment with the Corporation voluntarily or who is Totally Permanently Disabled.

         8.4 Corporate Actions. Notwithstanding any provisions of the Bylaws to the contrary, the following actions shall require the written consent of the holders of not less than seventy-five percent of the issued and outstanding Shares of the Corporation subject to this Agreement.

                a. Amendment of the Certificate of Incorporation or Bylaws of the Corporation;

                b. Approval of a merger of the Corporation or sale of substantially all of the assets of the Corporation in a single transaction or related series of transactions;

                c. Entry into an agreement with an entity, other than ARAF or Asset Retrieval Management Services, Inc, affiliated with, or controlled by one of the Stockholders or, regardless of the size of the transaction, entry into an agreement with such an entity if the consideration to be transferred by the Corporation is greater than that which would pass in an arms-length transaction of a similar type with an unrelated third party;

                d.      Amendment to this Agreement;

                e.      Voluntary dissolution of the Corporation.

         8.5 Banking. All checks written on accounts of the Corporation shall require the signature of Lotz and either Wagaman or Freeland or their delegates, except that Lotz may make disbursement on his signature alone for individual amounts of less than Two Thousand Five Hundred Dollars ($2,500) to payees other than to himself. Wagaman and Freeland agree to sign checks for Lotz's monthly management fee within 24 hours of presentment and to sign other checks in a timely manner.

         8.6 Commitments of Founding Individuals. Both Freeland and Wagaman individually agree to provide the following to the Corporation without further consideration without approval of all parties to this Agreement other than reimbursement for reasonable out of pocket costs and agree further that failure so to provide such services shall be a material breach of this Agreement sufficient for Termination:

                a. Make available to the Corporation databases of purchasers and sellers of portfolios which are available to them;

                b. Make reasonable efforts to identify and make available for consideration by the Corporation portfolios of receivables which have characteristics within those established by the Corporation as acceptable to it;

                c. Be personally available to meet with investors and market makers and to attend seminars and trade shows relevant to the business of the Corporation.

                d. Provide timely evaluations of portfolios available for acquisition as and when appropriate;

                e. Provide or assist the Corporation in obtaining and setting the guidelines, policies and procedures which comprise programs for the acquisition, disposition and collection of receivables similar to those employed by the Credit Store; and

                f. Establish a credit card reissuance and balance transfer program in cooperation with Access America of Florida or other comparable organization in the business of issuing credit cards within 60 days of this Agreement.

         8.7 Directors and Officers Insurance. The Corporation will seek a policy of directors' and officers' liability insurance and errors and omissions insurance providing for liability coverage of not less than $1,000,000 and purchase such coverage if it can be obtained at a reasonable premium.


                                  ARTICLE IX

                              SHARE CERTIFICATES

         9.1 Restrictive Legends. The parties each agree to cause a legend, in the form set forth below, to be conspicuously noted on the face of all certificates (or on the reverse thereof with a conspicuous reference thereto on the face) representing Shares presently owned by them or which may hereafter be issued to them during the term of this Agreement:

         TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS AND CONDITIONS SPECIFIED IN AN AGREEMENT ENTERED INTO BY THE CORPORATION AND ITS STOCKHOLDERS, DATED AS OF JULY 31, 1997, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION.

         9.2 Restrictions on Issuance of New Certificates. The parties shall not permit the issuance of any Shares to any Stockholder, or to any of their respective transferees, unless the foregoing legends, as applicable, shall be conspicuously noted as aforesaid, and shall not permit the transfer on the Corporation's records of any such Shares, except upon presentation to the Corporation of satisfactory proof of compliance with the provisions of this Agreement.

         9.3 Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.



                                  ARTICLE X

                                MISCELLANEOUS

         10.1 Duty of Loyalty and Good Faith; Cooperation. The Stockholders and Wagaman duty of loyalty to this Corporation in all matters affecting this Corporation's interest and are obligated to act in good faith in dealing with the Corporation and each other. The parties shall each execute and deliver or cause to be executed and delivered such further instruments and documents and shall take such other action as may be reasonably required to more effectively carry out the intent and purposes of this Agreement and the objectives of the Corporation as set forth in the Recitals. Notwithstanding any other provisions of this Agreement or of the Operating Agreement for ARAF, any opportunity to acquire a portfolio of distressed loans or credit card receivables of which any of the parties or Wagaman becomes aware shall be presented first to the Corporation.

         10.2 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Corporation and its successors and the Stockholders and their respective transferees, estates, heirs, distributees, successors in interest, assigns and legal representatives. The Stockholders, by executing this Agreement, direct their legal representatives to open their estates promptly in the courts of proper jurisdiction and to execute, procure and deliver all documents, including but not limited to, appropriate court orders, letters testamentary or letters of administration and estate and inheritance tax waivers, as may be required to carry out the provisions of this Agreement.

         10.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and there are no terms other than contained herein. This Agreement cannot be changed or terminated orally.

         10.4 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

         10.5 Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules, and regulations. If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, the remainder of the Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

         10.6 Equitable Remedies. Notwithstanding any other provision of this Agreement, the parties agree that the Shares cannot be readily purchased, sold or evaluated in the open market, that they have a unique and special value and that the Stockholders would be irreparably damaged if the provisions of this Agreement were not capable of being specifically enforced. Accordingly, the parties agree that the provisions of this Agreement shall be specifically enforceable, that any disposition of Shares in violation of any provision of this Agreement may be enjoined or restrained and that such equitable relief shall not in any way limit or deny any other remedy which the Corporation or the Stockholders may have under this Agreement or at law.

         10.7 Notices. All notices, offers, statements and other communications provided for by this Agreement shall be in writing and shall be deemed to have been given when personally delivered to the party to which notice is given or upon receipt after mailing, postage prepaid, by registered or certified mail, return receipt requested, addressed to the party to which notice is given at its, his or her address written below or at its, his or her address set forth in a notice given by such party in accordance with the provisions hereof. Any notice required or permitted to be given, pursuant to the provisions of the Act, the Certificate of Incorporation of the Corporation or this Agreement, shall be effective as of the date personally delivered, or if sent by mail, on the date deposited with United States Postal Service, prepaid and addressed to the intended receiver at his last known address as shown in the records of the Corporation.

         10.8 Waiver. No waiver of any breach of any provision or condition of this Agreement to be performed by any party hereto shall be deemed a waiver of a breach of a similar or dissimilar provision or condition at the same time or any prior or subsequent time or of the provisions or condition itself.

         10.9 Interpretation. Whenever the context so indicates, the use herein of (a) words in the singular number include the plural, and in the plural include the singular, and (b) words of any gender, masculine, feminine, or neuter, shall include all genders.


         10.10 Attorney's Fees. In the event of any litigated controversy, claim or dispute between or among any of the parties hereto arising out of or relating to this Agreement or the breach thereof, the prevailing party or parties shall be entitled to recover from the losing party or parties reasonable expenses, attorneys' fees and costs.

         10.11 Legal Counsel. Each Stockholder hereto acknowledges that he has had an opportunity to seek and consult with independent legal and investment counsel with respect to legal and investment consequences to him or her arising from or connected with this Agreement and has freely and voluntarily entered into this Agreement with knowledge of the legal consequences of such action, including substantial restrictions on the transfer and marketability of his interest in the Corporation, which in many instances lowers the value of a Stockholder's interest. The parties to this Agreement further acknowledge that this Agreement has been reviewed by Hand & Hand, a law corporation, an attorney (the "Law Firm"), on behalf of the Corporation. There is an inherent potential for conflicts of interest among the parties to this Agreement because this Agreement establishes the rights and obligations of each of the parties to this Agreement. Due to such potential conflicts of interest, the Law Firm has advised and hereby advised each of the parties that it would be in their interest to obtain the services of their own independent legal counsel to review this document. Notwithstanding the fact that the Law Firm has prepared this Agreement and has provided legal advice to Lotz in preparation of this Agreement and in related matters, the parties hereby waive as evidenced by the execution of this Agreement any potential conflicts of interest that may arise as a result of the above actions by the Law Firm.

         10.12 Headings. The descriptive headings of the several sections or paragraphs of this Agreement are inserted for the convenience of reference only and do not define, describe or limit the scope or intent of this Agreement or any of the terms hereof. The headings in ths Agreement are inserted for convenience of reference only and are not to be used in construing or interpreting any of the previsions of this Agreement.

         10.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, together, shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective on the day and year first above written.

CORPORATION:                                         ANGUS CORPORATION
                                                     a Delaware corporation





Dated:  July 31, 1997                          By: /s/ Barry Lotz
                                                  ----------------------
                                                   Barry Lotz, President

CONTINUATION OF SIGNATURES TO STOCKHOLDER AGREEMENT OF ANGUS CORPORATION WITH IT'S ORIGINAL STOCKHOLDERS


STOCKHOLDERS:


Dated:  July 31, 1997                  /s/ Barry Lotz
                                       ---------------------------------------
                                       BARRY LOTZ, Individually and as Trustee


Dated:  July 31, 1997                  /s/ C. Douglas Freeland
                                       ---------------------------------------
                                       C. DOUGLAS FREELAND


Dated:  July 31, 1997                  D & B ASSET MANAGEMENT
                                       a General Partnership


Dated:  July 31, 1997                  By:      /s/ Robert L. Wagaman
                                                ------------------------------
                                                Robert L. Wagaman
                                                Managing Partner



Dated:  July 31, 1997                  /s/ Robert L. Wagaman
                                       ---------------------------------------
                                       ROBERT L. WAGAMAN